Exhibit 4.1

Dated

4 April 2006

BRASKEM S.A.

and

SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.,

SUMITOMO CHEMICAL COMPANY, LIMITED,

ITOCHU CORPORATION

SHARE PURCHASE AGREEMENT

relating to POLITENO INDÚSTRIA E COMÉRCIO S.A.

Lefosse	in cooperation with
Advogados	Linklaters

Rua General Furtado do Nascimento, 66

1º andar

05465-070 São Paulo—SP

Telephone (55-11) 3024 6100

Facsimile (55-11) 3024 6200

Table of Contents

Contents		Page

1	Definitions	2

2	Purpose of this Agreement	7

3	Sale and Purchase of Shares	7

4	Representations and Warranties	10

5	Indemnification	24

6	Administrative Council for Economic Defense - “CADE”	28

7	Specific Performance	29

8	Notices and Representation	29

9	Expenses	31

10	Governing Law and Jurisdiction	31

11	Confidentiality	32

12	General Provisions	33

i

SHARE PURCHASE AGREEMENT

This Agreement is entered into by and between, on one side,

(1)	BRASKEM S.A., a Brazilian publicly-held company, organized and existing in accordance with the laws of the Federative Republic of Brazil, with its registered office in the City of Camaçari, State of Bahia, at Rua Eteno, 1561, Pólo Petroquímico de Camaçari, duly enrolled with the C.N.P.J.M.F. under No. 42.150.391/0001-70, herein duly represented by its undersigned legal representatives (hereinafter referred to as “Purchaser”);

and, on the other side,

(2)	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA., a Brazilian limited liability company, organized and existing in accordance with the laws of the Federative Republic of Brazil, with its registered office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, duly enrolled with the C.N.P.J.M.F. under No. 46.078.432/0001-16, herein duly represented by its undersigned legal representatives (hereinafter referred to as “SPQ”),

(3)	SUMITOMO CHEMICAL COMPANY, LIMITED, a Japanese company organized and existing in accordance with the laws of Japan, with its principal place of business at 27-1, Shinkawa, 2—chome, Chuo-ku, Tokyo 104-8260, Japan, herein duly represented by its undersigned legal representatives (hereinafter referred to as “Sumitomo”), and

(4)	ITOCHU CORPORATION, a Japanese corporation organized and existing in accordance with the laws of Japan, with its principal place of business at 5-1, Kita-Aoyama, 2—chome, Minato-ku, Tokyo 107-8077, Japan, herein duly represented by its undersigned legal representatives (hereinafter referred to as “Itochu”, and collectively with Sumitomo as “Grujapão”),

(SPQ and Grujapão hereinafter jointly referred to as “Sellers” and each of them, individually and indistinctly as “Seller”; Purchaser, SPQ, Sumitomo and Itochu hereinafter jointly referred to as “Parties” and each of them, individually and indistinctly, as “Party”);

and, as Intervening Party,

(5)	POLITENO INDÚSTRIA E COMÉRCIO S.A., a Brazilian publicly-held company, organized and existing in accordance with the laws of the Federative Republic of Brazil, with registered offices in the City of Camaçari, State of Bahia, at Rua Benzeno, 2391, Pólo Petroquímico de Camaçari, duly enrolled with the C.N.P.J.M.F. under No.13.603.683/0001-13, herein duly represented by its undersigned legal representatives (hereinafter referred to as “Politeno” or “Company”),

WHEREAS, SPQ holds, on this date, 22.418.889.948 shares, without par value, representing approximately 33,89% of the total share capital of Politeno, out of which 21.847.903.020 are common shares, 453.216.555 are preferred shares class “A” and 117.770.373 are preferred shares class “B”; therefore representing all shares of the stock capital of Politeno held, on this date, by SPQ (the “SPQ Shares”);

WHEREAS, Sumitomo holds, on this date, 12.484.736.512 shares, without par value, representing approximately 18,87% of the total share capital of Politeno, out of which 12.484.515.779 are common shares and 220.733 are preferred shares class “A”, therefore representing all shares of the stock capital of Politeno held, on this date, by Sumitomo (the “Sumitomo Shares”);

WHEREAS, Itochu holds, on this date, 6.242.257.886 common shares, without par value, representing approximately 9,44% of the total share capital of Politeno, therefore representing all shares of the stock capital of Politeno held, on this date, by Itochu (“Itochu Shares”), and collectively with Sumitomo Shares, Grujapão holds 18.726.994.398 shares, without par value, representing to be approximately 28,31% of the total share capital of Politeno (the “Grujapão Shares”, and jointly with SPQ Shares hereinafter referred to as the “Shares”);

WHEREAS, Purchaser is also a shareholder of Politeno, holding, on this date, 22.466.166.939 shares, without par value, representing approximately 33,96% of the total share capital of Politeno, out of which 21.847.901.332 are common shares, 453.216.470 are preferred shares class “A” and 165.049.137 are preferred shares class “B”; therefore representing all shares of the stock capital of Politeno held, on this date, by Purchaser;

WHEREAS, Purchaser, SPQ, Sumitomo and Itochu have entered into the Shareholders’ Agreement whereby the Parties have agreed, among other things, to jointly exercise the control of Politeno and, as a result, Grujapão, SPQ and Purchaser are directly represented only in the Board of Directors of the Company, on an equal basis;

WHEREAS, Politeno is the ultimate parent company of (i) Politeno Empreendimentos Ltda., a Brazilian limited liability company, organized and existing in accordance with the laws of the Federative Republic of Brazil, with its registered office in the City of Camaçari, State of Bahia, at Rua Benzeno, 2391, Área Industrial, Copec, duly enrolled with the C.N.P.J.M.F. under No. 13.641.261/0001-32 (hereinafter referred to as “Politeno Ltda.”); and of (ii) Santeno Irrigações do Nordeste Ltda., a Brazilian limited liability company, organized and existing in accordance with the laws of the Federative Republic of Brazil, with its registered office in the City of Simões Filho, State of Bahia, at Zona Comercial do Distrito de Calçados e Artefatos, Quadra 6, Lote 10, Centro Industrial de Aratu, duly enrolled with the C.N.P.J.M.F. under No. 16.400.178/0001-60 (hereinafter referred to as “Santeno”); and

WHEREAS, Sellers firmly intend to sell the Shares to Purchaser pursuant to the terms and conditions set forth herein, and Purchaser firmly intends to purchase the Shares, pursuant to the terms and conditions set forth in this Agreement,

NOW, THEREFORE, the Parties have agreed to enter into this Share Purchase Agreement (“Agreement”) according to the following terms and conditions.

1	Definitions

1.1	Capitalized words, both in the singular and plural form, as the case may be, shall have the following meanings:

1.1.1	“Agreement” means this Share Purchase Agreement, all the schedules attached hereto and the transaction set forth in this Agreement;

1.1.2	“Approval” has the meaning assigned in Section 6.1;

1.1.3

“Best Knowledge” means actual knowledge without independent investigation. For the avoidance of doubt, actual knowledge without independent investigation means the knowledge reasonably expected from a person (whether an individual or legal entity), by itself and by its employees, directors, officers, auditors, consultants, lawyers and other professional advisors, in relation to the condition and situation of the persons (individuals and legal entities) and matters under its supervision, management, control and/or responsibility;

1.1.4	“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for general business in the cities of São Paulo, Tokyo and Camaçari;

1.1.5	“CADE” means the Brazilian Administrative Council for Economic Defense;

1.1.6	“Closing Amount” has the meaning assigned in Section 3.1.2(i);

1.1.7	“Commitment Terms” (“Termo de Compromisso” or “Termo de Ajustamento de Conduta”) has the meaning assigned in the Environmental Law;

1.1.8	“Company” has the meaning assigned in the preamble;

1.1.9	“Connected Persons” has the meaning assigned in Section 4.26.1;

1.1.10	“Current Liabilities” has the meaning assigned in Section 4.29.1;

1.1.11	“CVM” means the Brazilian Securities Commission;

1.1.12	“Directors” has the meaning assigned in Section 3.4.1(ii);

1.1.13	“Deferred Consideration”, if any, has the meaning set forth in Schedule 3.1.2(ii);

1.1.14	“Disclosure Schedules” means all of the schedules dated the date of this Agreement and delivered contemporaneously herewith relating to the Agreement;

1.1.15	“Due Diligence” means the legal investigation performed by Purchaser, with the assistance of counsel, of the legal affairs of the Company;

1.1.16	“Effective Date” has the meaning assigned in Section 3.2.1;

1.1.17	“Employee” means any current or former (where possible) worker who, in practical terms, renders (or has rendered) services for the Company, on a regular basis and under subordination, even if there is an agreement establishing otherwise;

1.1.18	“Encumbrance” means any burden, claim, charge, guarantee, mortgage, security, lien, option, equity, power of sale, right to purchase, and any other similar third party right or other interest which is adverse to the interest of the Purchaser or the Company;

1.1.19	“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); soil and land and any ecological systems and living organisms supported by these media;

1.1.20

“Environmental Authority” means any legal person or body of persons (including the Ministério Público, any government department or government agency or court or tribunal) having jurisdiction to file a Legal

Claim or determine any matter arising under Environmental Law and/or relating to the Environment;

1.1.21	“Environmental Law” means all laws, regulations, and final and binding court and other tribunal decisions of any relevant jurisdiction and applicable to the Company in force in the relevant jurisdiction at the date of this Agreement whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances;

1.1.22	“Environmental Permit” means any license, consent, approval, authorization, permission, notification, waiver, order or exemption which is issued, granted or required under Environmental Law;

1.1.23	“Financial Statements” means, jointly or individually, where applicable, any of the Balance Sheet, Statement of Cash Flow, Management Accounts, Retained Profits or Losses, Income Statements and Statements of Changes in Financial Position of the Company and any explanatory notes relating to the above (notas explicativas) for fiscal year 2005, audited by Deloitte Touche Tohmatsu, where applicable, and accompanied by the opinion of said independent auditors; and “financial statements” has the same meaning as above, except that not necessarily referring to the fiscal year ended on 31 December 2005;

1.1.24	“Floor Trigger” has the meaning assigned in Section 5.7.1;

1.1.25	“Grujapão” has the meaning assigned in the preamble;

1.1.26	“Grujapão Shares” has the meaning assigned in the third Whereas;

1.1.27	“Hazardous Substances” means any wastes, pollutants, contaminants and/or any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapour, and whether alone or in combination) which is capable of causing harm or damage to the Environment or a nuisance to any person;

1.1.28	“Indebtedness” means in relation to the Company:

(i)	all monies borrowed or raised (whether or not under normal commercial lending terms or upon the issue of bills, bonds, notes or loan stock), including any accrued interest thereon;

(ii)	obligations under finance leases involving a liability in the case of any individual lease;

(iii)	all derivative instruments (including, without limitation, any interest or currency protection, hedging or financial future transactions) in each case, where possible, marked to market on the date hereof; and

(iv)	any guarantee, counter-indemnity, letter of credit, indemnity or similar assurance against the financial loss of any other person or entity.

1.1.29	“Indemnifiable Event” has the meaning assigned in Section 5.1.1;

1.1.30	“Intellectual Property” means trade marks, service marks, trade names, logos, domain names, patents, inventions, registered and unregistered design rights, copyrights, database rights and all other similar proprietary rights which may subsist in any part of the world (but excluding Know-how) including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

1.1.31	“Itochu” has the meaning assigned in the preamble;

1.1.32	“Itochu Shares” has the meaning assigned in the third Whereas;

1.1.33	“Know-how” means confidential, industrial and commercial information and techniques in any form (including paper, electronically stored data, magnetic media, film and microfilm) including (without limiting the foregoing) data relating to inventions, drawings, formulae, test results, reports, project reports and testing procedures, shop practices, instruction and training manuals, tables of operating conditions, market forecasts, specifications, quotations, tables, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy;

1.1.34	“Legal Claim” means any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration, whether present or future, judicial, administrative or otherwise, involving the Company, related to matters that may be deemed an Indemnifiable Event, arising or existing prior to the Effective Date or deriving from actions, omissions, facts or events occurring prior to the Effective Date;

1.1.35	“Liabilities” means all liabilities, duties, obligations, losses, damages, costs, fees charges and expenses of every description and nature, whether deriving from contract, law, actions, proceedings, claims, settlements and demands or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety, of any nature whatsoever such as, but not limited to, of a corporate, contractual, commercial, civil, labor, tax, social security and/or environmental nature, relating to any act, event, omission or fact before the Effective Date, in any way related to the Company and/or to the operation of its businesses, provided that any of the above which is treated, dealt with, disclosed or otherwise revealed in the representations and warranties granted by the Sellers under Section 4 of this Agreement shall not be considered a “Liability”, and provided further that any information which has been disclosed in the Disclosure Schedules of Section 4 or otherwise in this Agreement shall not be considered a “Liability”;

1.1.36

“Licenses” means all licenses, records, consents, registrations, permits, authorizations, orders, warrants, confirmations, permissions, certificates, approvals and authorities required by Federal, State or Municipal laws and regulations for or suitable for conducting the Company’s businesses as a whole in its ordinary course;

1.1.37	“Losses” means (i) with respect to SPQ, the amount equivalent to 33,8897%, (ii) with respect to Sumitomo the amount equivalent to 18,8727%, and (iii) with respect to Itochu, the amount equivalent to 9,4362%, of any amount that becomes due by the Company and/or the Purchaser as a result of an Indemnifiable Event;

1.1.38	“Material Adverse Effect” means any event, condition or change which materially and adversely affects the assets or liabilities, financial results of operations, financial conditions, and/or businesses of the Company (the Company taken as whole);

1.1.39	“Material IP” has the meaning assigned in Section 4.18.2(i);

1.1.40	“Notice” has the meaning assigned in Section 5.8.1;

1.1.41	“Parties” has the meaning assigned in the preamble;

1.1.42	“Politeno” has the meaning assigned in the preamble;

1.1.43	“Politeno Ltda.” has the meaning assigned in the sixth Whereas;

1.1.44	“Property” has the meaning assigned in Section 4.16.1(i);

1.1.45	“Purchaser” has the meaning assigned in the preamble;

1.1.46	“Purchase Price” has the meaning assigned in Section 3.1.2;

1.1.47	“Real Properties” has the meaning assigned in Section 4.17.1;

1.1.48	“Related Parties” has the meaning assigned in Section 11.1;

1.1.49	“Reais” means the Brazilian currency;

1.1.50	“Santeno” has the meaning assigned in the sixth Whereas;

1.1.51	“Sellers” has the meaning assigned in the preamble;

1.1.52	“Sellers’ Group” means (other than the Company) each of SPQ, Sumitomo and Itochu, any subsidiary of any of them, any holding company of any of them, and any subsidiary of any such holding company from time to time;

1.1.53	“Shareholders’ Agreement” means the shareholders’ agreement of Politeno entered into by and between Purchaser and the Sellers and all amendments thereto;

1.1.54	“SDE” means the Secretariat for Economic Law of the Brazilian Ministry of Justice;

1.1.55	“SEAE” means the Secretariat for Economic Monitoring of the Brazilian Ministry of Finance;

1.1.56	“SPQ” has the meaning assigned in the preamble;

1.1.57	“SPQ Shares” has the meaning assigned in the first Whereas;

1.1.58	“Shares” has the meaning assigned in the third Whereas;

1.1.59	“Sumitomo” has the meaning assigned in the preamble;

1.1.60	“Sumitomo Shares” has the meaning assigned in the second Whereas;

1.1.61	“Taxation” or “Tax” means all forms of taxation, governmental, state, local governmental or municipal impositions, duties, contributions, levies, charges and withholdings, including, without limitation, income taxes, sales taxes, use taxes, stamp duty, transfer taxes, gross income taxes, value added taxes, social contribution taxes, financial business taxes, employment taxes and withholding taxes, in each case wherever and whenever imposed and all penalties and interest relating thereto;

1.1.62	“Taxation Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official in Brazil competent to impose, administer or collect any Taxation or make any ruling on any matter relating to Taxation; and

1.1.63	“Third Party Consents” means all consents, licenses, approvals, permits, authorizations or waivers required from third parties, including, without limitation, governmental agencies, for the conveyance, transfer, assignment, novation or underletting by reason of this Agreement.

1.2	Any reference in this Agreement to the preamble or to a whereas, section, chapter, or clause shall be deemed as a reference to the preamble or to a whereas, section, chapter or clause of this Agreement, unless expressly stated otherwise.

2	Purpose of this Agreement

2.1	The purpose of this Agreement is to set out the manner, terms and conditions that shall govern the following events:

2.1.1	the sale and purchase of the Shares; and

2.1.2	the other legal transactions set forth in this Agreement.

3	Sale and Purchase of Shares

3.1	Transfer of Shares and Purchase Price

3.1.1	By means of this Agreement, and subject to the fulfillment of the conditions precedent set forth in Section 3.3, Sellers hereby irrevocably and irreversibly agree to sell and Purchaser hereby irrevocably and irreversibly agrees to acquire the Shares, on the Effective Date, with all that they represent, free and clear of any Encumbrance of any nature whatsoever for the Purchase Price.

3.1.2	The aggregate consideration for the purchase of the Shares under this Agreement (“Purchase Price”) shall be an amount equal to the aggregate of:

(i)	US$ 111,275,800.00 (one hundred and eleven million, two hundred and seventy five thousand, eight hundred US dollars) to be paid on the Effective Date (“Closing Amount”); and

(ii)	the Deferred Consideration as set forth in Schedule 3.1.2(ii).

3.1.3	The Sellers shall be entitled to receive any and all dividends (or interest over capital – juros sobre o capital próprio) relating to the Shares and to the 2005 fiscal year which shall be approved or ratified by the ordinary shareholders general meeting of the Company.

3.1.4	The Parties hereby agree and acknowledge that the Purchase Price was established in US dollars in view of the involvement of foreign Parties and of the nature of the business of the Company, and as a result the Parties hereby waive any right or objection they might have in relation to the establishment of the Purchase Price in US dollars.

3.1.5	The Losses and the Deferred Consideration are not subject to setoff (compensação).

3.2	Closing and Payment

3.2.1	Upon fulfillment of the conditions precedent set forth in Section 3.3 below, on 6 April 2006 (“Effective Date”), Sellers shall sign and deliver to Purchaser an account statement issued by the financial institution responsible for the deposit of the Shares attesting that the unencumbered title and ownership of the Shares has been duly transferred by Sellers to Purchaser.

3.2.2	On the Effective Date, concomitantly with the delivery of the account statement mentioned in Section 3.2.1, the Closing Amount shall be deposited, in immediately available funds, to the benefit of Sellers, as indicated in Sections 3.2.2(i) through 3.2.2(iii), by means of any lawful cash transfer mechanism to the Sellers’ bank accounts, as indicated in Schedule 3.2.2, or as instructed pursuant to Section 3.3.3, as follows:

(i)	SPQ shall receive a portion of the Closing Amount in the amount in Reais equivalent to US$ 60,629,210.00 (sixty million, six hundred and twenty nine thousand, two hundred and ten US dollars) on the Effective Date, corresponding to the sale of the SPQ Shares;

(ii)	Itochu shall receive a portion of the Closing Amount in the amount of US$ 16,888,160.00 (sixteen million, eight hundred and eighty eight thousand, one hundred and sixty US dollars), corresponding to the sale of the Itochu Shares; and

(iii)	Sumitomo shall receive a portion of the Closing Amount in the amount of US$ 33,758,430.00 (thirty three million, seven hundred and fifty eight thousand, four hundred and thirty US dollars), corresponding to the sale of the Sumitomo Shares.

3.2.3	Upon receipt of the Closing Amount by the Sellers in the accounts indicated in Schedule 3.2.2 (or as instructed pursuant to Section 3.3.3), Sellers automatically grant to Purchaser the broadest, most complete, general, full, irrevocable and irreversible release in relation to the payment of the Closing Amount.

3.3	Conditions Precedent

3.3.1	This Agreement is being signed on this date but closing of the transactions set forth in Section 2 above is subject to the fulfilment of the following conditions precedent:

(a)	evidence of the approval of the transaction subject to this Agreement by the Board of Directors of Purchaser;

(b)	evidence of the approval of the transaction subject to this Agreement by the Board of Officers of SPQ;

(c)	evidence of the approval of the transaction subject to this Agreement by the relevant management body of Sumitomo duly authorized to approve transactions of this nature in accordance with Sumitomo’s internal procedures;

(d)	evidence of the approval of the transaction subject to this Agreement by the relevant management body of Itochu duly authorized to approve transactions of this nature in accordance with Itochu’s internal procedures;

(e)	SPQ, Sumitomo and Itochu shall give evidence to Purchaser that the Shares are not subject to any Encumbrance; and

(f)	execution of this Agreement by all Parties and the Company, through their appointed representatives.

3.3.2	Purchaser shall have the right, at its own discretion, to waive the condition precedent referred to in Section 3.3.1(e).

3.3.3	Prior to the Effective Date Grujapão shall instruct the Purchaser and provide to Purchaser the necessary information to allow Purchaser to effect the payment and remittance of their portion of the Closing Amount on the Effective Date. Purchaser shall not be liable for a delay in the payment and remittance of Grujapão’s portion of the Closing Amount in case the information furnished to Purchaser is not sufficient to allow such payment and remittance.

3.3.4	If, on the Effective Date, any management body referred to in Section 3.3.1 fails to deliberate on the approval of this Agreement, the Effective Date shall be automatically postponed to the first Business Day following the last outstanding approval from the management body, as the case may be.

3.3.5	Notwithstanding the provisions of Section 3.3.2, if any one of the conditions precedent is not met until 30 June 2006 this Agreement shall not come into effect.

3.4	Post Signing Obligation

3.4.1	Upon execution of this Agreement:

(i)	the Parties shall cause the Board of Directors of the Company to call a general shareholders meeting on the day following execution of this Agreement in order to deliberate on the substitution of the board members appointed by the Sellers, such shareholders meeting to occur on the first date feasible; and

(ii)	the Sellers’ appointees in the Board of Directors of Politeno (jointly referred to as “Directors”) shall deliver to the Company their unconditional letters of resignation in the form of Schedule 3.4.1(ii), to be effective on the Effective Date, and shall thereafter transfer to Purchaser (or its appointees) all shares held by them for statutory purposes in Politeno, free and clear of any Encumbrance of any nature whatsoever (with evidence thereof).

3.4.2	Upon occurrence of the events set forth in Section 3.4.1(i) and (ii) above, the Company and Purchaser shall grant to the Directors the broadest, most complete, general, full, irrevocable and irreversible release in relation to the performance of the Directors’ duties in the Board of Directors of Politeno, having nothing to claim from them, at any time and under any title in connection with said performance, except for willful misconduct.

3.4.3	The Parties hereby agree that, until the Effective Date, they shall conduct the businesses of the Company in the ordinary course.

3.4.4	Within the execution of this Agreement and the Effective Date, the Purchaser shall have full access to the Company and its businesses. Purchaser shall hold Sellers harmless of any loss they may suffer as a consequence of such access. The liability of Purchaser hereunder shall be governed, mutatis mutandis, by the provisions of Section 5. For the avoidance of doubt, the term “loss” in this Section 3.4.4 shall mean 100% of the actual loss.

4	Representations and Warranties

Sellers’ Representations and Warranties

4.1	Except as otherwise indicated in the Disclosure Schedules, Sellers, on a several basis, make the following representations and warranties regarding each of them and the Company, subject to Sections 4.1.1 to 4.1.5.

4.1.1	The representations and warranties shall be true and accurate as of the Effective Date and are being made by the Sellers in good faith.

4.1.2	Subject to the terms hereof, the Sellers acknowledge that the Purchaser entered into this Agreement in reliance upon the Sellers’ representations and warranties contained in this Section 4.

4.1.3	The Sellers’ representations and warranties contained in this Section 4 are, unless otherwise stated, made based on the status of the Sellers and the Company as at the Effective Date.

4.1.4

This Section 4 contains the sole representations and warranties (whether express or implied, written or oral) made by the Sellers in connection with the transaction contemplated in this Agreement, and the Purchaser acknowledges and agrees that in entering into this Agreement it has not relied on any representation or warranty (whether express or implied, written or oral) other than the representations and warranties set out in this Section 4 or, to the extent it has, the Purchaser has (in the absence of fraud) no rights or remedies in relation thereto and shall make no claim in relation thereto or against the Sellers.

4.1.5	Without prejudice to the foregoing provisions of this Section 4.1, the Purchaser acknowledges and agrees that none of the Sellers or their respective directors, officers, employees or agents makes, nor has previously made, any representation or warranty as to the accuracy or completeness of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser on or prior to the date of this Agreement.

4.2	Capacity, Lawfulness and Authority

4.2.1	Sellers have the legal right, full capacity and power to enter into this Agreement, to carry on all transactions described herein and to perform all their obligations set forth herein, and the undersigned persons representing Sellers are duly authorized and have full capacity to sign this Agreement.

4.2.2	Sellers have obtained all approvals required from their corporate bodies and have taken any other actions required to authorize the execution and delivery of this Agreement, to carry on all transactions described herein and to perform all their obligations set forth herein. Except as otherwise provided herein, no other action is required to authorize the execution, delivery and performance of this Agreement by Sellers.

4.3	No Breach; Consent

4.3.1	To the Sellers’ Best Knowledge and except as otherwise provided herein, the execution of this Agreement and the performance of the obligations undertaken herein do not and will not:

(i)	breach any provision of the corporate and constitutional documents of the Sellers and of the Company;

(ii)	conflict with or breach any law, rule, regulation, court or administrative decision or award;

(iii)	result in a breach of or constitute a default under or give rise to the termination of any instrument, arrangement or agreement entered into by the Company;

(iv)	require any consent, approval or authorization, prior or subsequent, from any court or governmental authority, except as otherwise provided in this Agreement;

(v)	result in any loss of any material business to the Company with any of its current suppliers, distributors and/or customers; and

(vi)	result in the creation of any Encumbrance, restriction or limitation on the capacity of the Company to dispose of its assets.

4.3.2	To the Sellers’ Best Knowledge, the execution of this Agreement shall neither give cause to any Material Adverse Effect on the Company’s rights before third parties, including administrative or governmental authorities, nor shall trigger any right of any third party against the Company.

4.3.3	With regard to situations where any Third Party Consent is required by reason of this Agreement, other than CADE, Sellers have satisfied reasonable requirements and have obtained all material Third Party Consents necessary for completion of the transaction subject to this Agreement, if any.

4.4	Binding Effect

This Agreement is validly executed and constitutes legal, valid and binding obligations of Sellers, enforceable against each of them according to its terms.

4.5	Organization and Existence

4.5.1	The Sellers and the Company are duly incorporated, organized and validly existing under their respective laws of incorporation, with full capacity and legal authority to conduct their businesses and to own and operate their assets.

4.5.2	Schedule 4.5.2 includes correct copies of the By-Laws of the Company as restated and in effect on the date hereof.

4.6	Authority to Carry On the Business and Compliance with Laws

4.6.1	To the Sellers’ Best Knowledge and except as otherwise provided herein, there exists no violation of applicable laws and regulations by the Company or the Sellers reasonably expected to have a Material Adverse Effect on the Company, on its assets or on its businesses.

4.6.2	To the Sellers’ Best Knowledge and except as otherwise provided herein, there is no violation of any rule, judgment, order, commitment or decision of any judicial, administrative or governmental authority in Brazil that has or may lead to a Material Adverse Effect on the Company, on its assets or on its businesses.

4.6.3	To the Sellers’ Best Knowledge and except as otherwise provided herein, no order, judgment, arbitral award or decree has been issued by a governmental entity with appropriate authority in any proceeding where the Company was or is a party that is reasonably expected to have a Material Adverse Effect on the Company, its assets or on its businesses.

4.6.4	To the Sellers’ Best Knowledge and except as otherwise provided herein, no written notice has been received by the Company or the Sellers wherein a governmental entity with appropriate authority alleges the existence of a violation of applicable laws which violation is reasonably expected to have a Material Adverse Effect on the Company, on its assets or on its businesses.

4.7	Government Permits and Consents

4.7.1	To the Sellers’ Best Knowledge, the Company holds or has applied for all Licenses.

4.7.2	To the Sellers’ Best Knowledge, the Licenses already applied for but not yet obtained listed in Schedule 4.7.2 do not prevent the Company from regularly conducting its businesses as they are currently being conducted.

4.8	Share Capital of Politeno

4.8.1	The Shares are fully paid up, free and clear of any Encumbrance and are not subject to any Legal Claims, being the Sellers the sole legal and beneficial owners of the Shares and the only persons entitled to all rights arising out of such ownership. Sellers have good and marketable title over the Shares.

4.8.2	The Shares are not currently encumbered in any manner whatsoever under the provisions of section II.8 of the Shareholders’ Agreement.

4.9	Politeno Ltda. and Santeno

4.9.1	To the Sellers’ Best Knowledge, the equity participation held by Politeno in the quota capital of Politeno Ltda. and the equity participation held by Politeno Ltda. in the quota capital of Santeno are fully paid up, free and clear of any Encumbrance and not subject to any Legal Claims, being Politeno and Politeno Ltda. the sole legal and beneficial owners of such equity participations, the controlling quotaholder of Politeno Ltda. and Santeno, respectively, and the only persons entitled to all rights deriving from such ownership. Politeno and Politeno Ltda. have good and marketable title over such equity participations.

4.9.2	To the Sellers’ Best Knowledge, there is no liability affecting Politeno Ltda. or Santeno, their assets and businesses, which is capable of causing a Material Adverse Effect on the Company.

4.10	Ownership Transfer of Equity Participation

4.10.1	The Sellers are entitled to transfer to the Purchaser, in accordance with the terms of this Agreement, the full legal and beneficial ownership of the Shares, with all the rights that such Shares represent.

4.10.2	The Sellers have not received a notice in which a person claims to be entitled to an Encumbrance in relation to any Shares.

4.10.3	To the Sellers’ Best Knowledge, the Company has no outstanding debt and other securities which are convertible or exchangeable for, or that give any person a right to subscribe for or acquire, equity participation of the Company.

4.10.4	To the Sellers’ Best Knowledge, the Company has not violated any relevant regulations, rules and instructions of CVM, capable of causing a Material Adverse Effect. In addition, to the Sellers’ Best Knowledge, Politeno has paid to CVM all required or requested charges and has always delivered the required DFPs (Demonstrações Financeiras Periódicas), IANs (Informações Anuais) or ITRs (Informações Trimestrais).

4.11	Financial Statements, Taxation, Aggregated Accounts and Others

4.11.1	Financial Statements

To the Sellers’ Best Knowledge, all financial statements of the Company present fairly true, correct and complete information on the relevant dates with respect to:

(a)	the financial position of the Company;

(b)	all the assets and liabilities of the Company;

(c)	the businesses and financial rights and obligations of the Company during and for the financial period ending on the respective dates; and

(d)	the profits and losses of the Company.

4.11.2	Changes since 31 December 2005

To the Sellers’ Best Knowledge, since 31 December 2005:

(i)	there has been no event capable of causing a Material Adverse Effect in the financial position of the Company;

(ii)	the Company’s businesses have been carried on in the ordinary course of business;

(iii)	except as provided in the Financial Statements or otherwise entered into in the ordinary course of business, the Company has not entered into any material transaction or assumed or incurred any material Liabilities. For the purposes of this Section 4.11.2(iii), “material” means any amount in excess of R$ 1.000.000,00 (one million Reais), individually considered;

(iv)	the Company has not declared, made or paid to its shareholders any dividend or other distribution, except as provided for in the Financial Statements;

(v)	the Company has not allotted or issued or agreed to allot or issue any share or bonds (“debentures”) or any other security giving rise to a right over capital;

(vi)	the Company has not redeemed or purchased or agreed to redeem or purchase any of its share capital; and

(vii)	there have been no changes to the levels of stock of the Company’s businesses as a whole outside the ordinary course of business and inconsistent with past practice.

4.11.3	Financial Statements x Taxation

To the Sellers’ Best Knowledge, provision or reserve has been made in the Financial Statements based on the reasonable judgment of Company’s directors and officers supported by the opinion of their internal or external consultants in connection with all Taxes liable to be assessed on the Company for which such Financial Statements have been prepared in respect of:

(i)	profits, gains or income (as computed for tax purposes) arising or accruing or deemed to arise or accrue on or before the Financial Statements;

(ii)	any transactions effected or deemed to be effected on or before the Financial Statements; and

(iii)	distributions made or deemed to be made on or before the Financial Statements.

4.11.4	Indebtedness

(i)	To the Sellers’ Best Knowledge, all material Indebtedness is reflected in the Financial Statements.

(ii)	To the Sellers’ Best Knowledge, the Company complies with all material agreements, deeds and arrangements which represent an Indebtedness and there is no reason to believe that the Company would not be in a position to continue to comply with such agreements, deeds and arrangements.

4.11.5	Others

(i)	To the Sellers’ Best Knowledge, the accounting and tax books and records of the Company are in proper order, complete, updated and maintained in accordance with all material applicable laws and securities rules.

(ii)	To the Sellers’ Best Knowledge, all receivable notes and accounts of the Company are properly reflected on their books and records in all material respects, and are valid and subject to no set-off or counterclaims.

4.12	Capital Commitments

To the Sellers’ Best Knowledge, since 31 December 2005 there are no material capital commitments that have been entered into or proposed by or on behalf of the Company. For these purposes, a material commitment is one involving capital expenditure of over R$ 1.000.000,00 (one million Reais).

4.13	Trading and Financial Position

To the Sellers’ Best Knowledge, since 31 December 2005 there have not been any changes to the trading position or financial position of the Company, to its commercial status, or as to the nature, profitability or viability of its businesses, or quality, quantity or continuance of its production capable, in each case or in the aggregate, of causing a Material Adverse Effect.

4.14	Guarantees

4.14.1	To the Sellers’ Best Knowledge, there is no outstanding guarantee given by the Company or under which the Company may be held liable.

4.14.2	For the avoidance of doubt, Section 4.14.1 does not cover a guarantee or other similar obligation entered into or given by the Company in the ordinary course of business to secure, or with respect to, the performance or non-performance of any obligation by the Company or any entity controlled thereby.

4.15	Corporate and Operational Books and Records

To the Sellers’ Best Knowledge, the Company has all books and records which are necessary to their regular existence and to regularly carry on its activities, and all of them are in proper order in all material respects.

4.16	Operational Representations and Warranties

4.16.1	The Company’s Properties

(i)	To the Sellers’ Best Knowledge, the Company is the sole legal owner and has full legal possession of all relevant assets, including inventory, equipment and machinery, used or employed to conduct its businesses and/or required for its operations, lack of which would cause a Material Adverse Effect (“Property”).

(ii)	To the Sellers’ Best Knowledge, except when attached to the Legal Claims and to the agreements, arrangements, guarantees, obligations or contractual responsibilities, none of the Properties are affected by any Encumbrance, collection, offset, counterclaim, exception, reservation, overriding interest or informal arrangement which may cause a Material Adverse Effect, and there is no agreement that grants to any person any of the rights indicated above, which may cause a Material Adverse Effect on the free use, possession and disposal of such Properties.

(iii)	To the Sellers’ Best Knowledge, the Properties are being used in the normal course of their operations and have been properly maintained and are in good working order, repair and condition (except for regular wear and tear) and will enable the Company to continue its businesses in the manner in which they have been conducted.

4.16.2	Compliance

To the Sellers’ Best Knowledge, the Company has performed and observed in all material respects any obligation, condition, restriction, agreement or statutory requirement affecting each of its Properties and leasehold Properties and the use thereof in the context of its businesses.

4.16.3	Operational and Financial Arrangements

(i)	To the Sellers’ Best Knowledge, the Company’s arrangements with major suppliers and customers will not be adversely affected as a result of the execution of this Agreement and/or the implementation of the transaction contemplated in this Agreement.

(ii)	To the Sellers’ Best Knowledge, this Agreement will not impair in any form the ability of the Company to terminate any of its current agreements by following the conditions set forth in the specific agreement or under the law.

(iii)	To the Sellers’ Best Knowledge, the Company is in compliance with substantially all covenants set forth in its finance agreements.

(iv)	To the Sellers’ Best Knowledge, all the operational agreements of the Company, including supply agreements, agreements with customers and agreements with any Connected Persons, constitute an arms’ length transaction, established in compliance, in all material respects, to the market conditions applicable to the petrochemical industry.

4.17	Real Properties

4.17.1	To the Sellers’ Best Knowledge, the Company is the sole legal and beneficial owner and holds full legal possession of all real properties listed in Schedule 4.17.1(a) and is the leaseholder/occupier of all real properties listed in Schedule 4.17.1(b) (“Real Properties”).

4.17.2	To the Sellers’ Best Knowledge, the Company has duly paid any and all taxes and assessments due in connection with the Real Properties including, but not limited to, Municipal Real Property Tax—IPTU and Rural Real Property Tax—ITR.

4.17.3	To the Sellers’ Best Knowledge, except as indicated in Schedule 4.17.3, none of the Real Properties is subject to any Encumbrance or Legal Claim restricting their use in the Company’s operations.

4.17.4	To the Sellers’ Best Knowledge, the Company has performed and observed in all material respects all obligations, conditions, restrictions, agreements or statutory requirements affecting each Real Property, occupation of such Real Property or the existing use thereof in the context of its businesses, all of which non compliance could cause a Material Adverse Effect.

4.18	Intellectual Property

4.18.1	Lists of Intellectual Properties

(i)	To the Sellers’ Best Knowledge, Schedule 4.18.1(i) sets out all Intellectual Properties legally owned or used by the Company or licensed to it.

(ii)	To the Sellers’ Best Knowledge, none of the Intellectual Properties legally owned by the Company is affected by any Encumbrance.

4.18.2	Material IP

(i)	To the Sellers’ Best Knowledge, the Company owns, licenses or have the right to use all softwares, programs, systems, databases, Intellectual Properties, Know-how, technology and expertise relevant, necessary or required for the conduct of its businesses (“Material IP”).

(ii)	To the Sellers’ Best Knowledge, all Material IP and related rights are free and clear from any Encumbrance, collection or counterclaim.

4.18.3	Non-Violation of Intellectual Property and Know-How Rights

To the Sellers’ Best Knowledge, the processes employed and the products and services dealt in by the Company do not use, embody or infringe any rights in Intellectual Property (whether registered or not) or Know-how other than those belonging or licensed to the Company and no written claims of infringement of any Intellectual Property rights or of rights in Know-how have been made by any third party against the Company, nor should be expected to be made, which claims could cause a Material Adverse Effect.

4.18.4	Inventions

To the Sellers’ Best Knowledge, all patentable inventions made by Employees, directors, officers or agents of the Company and used in its businesses were made in the normal course of the duties of such Employees, directors, officers or agents in the Company and there are no outstanding claims against the Company under any contract or under any law providing for the Employee, director, officer or agent compensation in respect of any rights or interests in relation to any patentable inventions, which claims could cause a Material Adverse Effect.

4.19	Good Standing

4.19.1	The directors appointed by SPQ in the Company have complied with all statutory provisions which non-compliance with could have a Material Adverse Effect. The directors appointed by Grujapão in the Company have complied with all statutory provisions which non-compliance with could have a Material Adverse Effect.

4.19.2	To the Sellers’ Best Knowledge and except as otherwise provided herein, the Company is not a party to any agreement entered into with any governmental agency, nor is the Company subject to any order or determination issued by any such agency that might have a Material Adverse Effect.

4.20	Litigation

4.20.1	To the Sellers’ Best Knowledge and except as listed in Schedule 4.20.1, there are no civil and/or criminal Legal Claims in which the Company is involved, and there are no Legal Claims deriving from, or based on, the businesses and activities of the Company, in course before any federal, state, municipal or foreign court, tribunal, government department or agency which may cause a Material Adverse Effect.

4.20.2	To the Sellers’ Best Knowledge, the Company has not received any notice that a civil and/or criminal Legal Claim will be commenced or is threatened against it which may cause a Material Adverse Effect.

4.20.3	To the Sellers’ Best Knowledge, there are no Legal Claims and actions taken by non-governmental organizations—NGOs (Organizações Não Governamentais—ONGs) and/or by any other organized group, which may cause a Material Adverse Effect.

4.21	Insolvency

4.21.1

To the Sellers’ Best Knowledge, no order has been granted, petition presented, resolution passed or meeting convened for the winding up (or other process whereby the Company’s businesses are terminated and the assets are distributed amongst the creditors and/or shareholders or other contributories) of the Company and there are no cases or proceedings under any applicable insolvency, reorganization or similar laws in any jurisdiction concerning the Company.

4.21.2	No order has been granted, petition presented, resolution passed or meeting convened for the winding up (or other process whereby the Sellers’ businesses are terminated and the assets are distributed amongst the creditors and/or shareholders/quotaholders or other contributories) of the Sellers and there are no cases or proceedings under any applicable insolvency, reorganization or similar laws in any jurisdiction concerning any of the Sellers.

4.21.3	To the Sellers’ Best Knowledge, the Company is not insolvent or unable to pay its debts as they fall due. Likewise, none of the Sellers is insolvent or unable to pay their debts as they fall due.

4.22	Taxes (including Social Contributions)

4.22.1	To the Sellers’ Best Knowledge, the Company has paid all social and social security contributions and has provided all information required by the Tax Authorities, including, but not limited to, the Federal Revenue Service, the Federal Labor Department, the National Institute for Social Security (“INSS”), and has paid all Taxes due, except for Taxes (including credits) being discussed in court or in any administrative proceedings as listed in Schedule 4.22.1.

4.22.2	To the Sellers’ Best Knowledge, the Company is not party to any arrangement with any Tax Authority (including special tax payment schemes, such as the REFIS), and no audit or tax-related inspection has been formally initiated against the Company.

4.22.3	To the Sellers’ Best Knowledge, the Company has not received any notice that an audit or tax-related inspection or tax-related Legal Claim will be commenced or is threatened against it.

4.22.4	To the Sellers’ Best Knowledge, the Company has complied with all statutory provisions relating to Taxation which require the deduction of Taxation from any payment made by it, and has properly accounted for and paid over to the relevant Tax Authority any such Tax.

4.23	Employees and Labor Claims

4.23.1	Employees, Remuneration and Related Matters

(i)	To the Sellers’ Best Knowledge, all the Employees of the Company are regularly registered as such on the relevant books and records, with an indication of their respective salaries, all in accordance with applicable rules and regulations.

(ii)	To the Sellers’ Best Knowledge, the hours worked by the Employees of the Company are duly registered in their working hours control and being properly paid, subject to Schedule 4.23.2 below.

(iii)	To the Sellers’ Best Knowledge, the service renders and/or their employees are not, in legal and in practical terms, subordinated to the Company and/or its Employees.

4.23.2	Compliance

To the Sellers’ Best Knowledge, except as described in Schedule 4.23.2, the Company is in compliance with the relevant applicable labor and social security laws, rules and regulations regarding its Employees (including applicable collective agreements).

4.23.3	Special Arrangements and Benefits

(i)	To the Sellers’ Best Knowledge, there are no agreements or any sort of arrangements which may create labor obligations that would result into a Material Adverse Effect.

(ii)	To the Sellers’ Best Knowledge, the Company is not a party to any agreement in connection with the granting, by the Company, of any special benefits or as a result of retirement, disease, incapacity, illness or death of any of its executives or Employees.

(iii)	To the Sellers’ Best Knowledge, the Employee pension plan is fully funded and sustainable, under the conditions currently in force, and comply and have been managed in all material respects in accordance with all applicable laws, regulations and requirements.

4.23.4	Labor Litigation and Legal Claims

(i)	To the Sellers’ Best Knowledge and except as listed and described in Schedule 4.23.4(i), there is no labor Legal Claim in which the Company is involved.

(ii)	To the Sellers’ Best Knowledge, there is no labor Legal Claim that may affect, in any manner, the Company’s businesses, including its production procedures and its Employees’ work conditions.

(iii)	To the Sellers’ Best Knowledge and except as listed in Schedule 4.23.4(iii), the Company is not involved in any strike or industrial or trade dispute or any dispute or negotiation with any trade union or other body representing any of the Company’s Employees.

4.24	Environmental Matters

4.24.1	To the Sellers’ Best Knowledge:

(i)	the Company and all products manufactured, distributed, transported and/or sold by the Company have complied and currently comply with all Environmental Laws; and

(ii)	the Company has not disposed of, emitted, discharged, disseminated, spilled or released any Hazardous Substance in the Environment or stored or deposited any Hazardous Substance which could have been the cause of latent or furtive environmental pollution.

4.24.2	To the Sellers’ Best Knowledge, and except as indicated in Schedule 4.24.2, the Company has requested or holds all relevant Environmental Permits, the lack of which could cause a Material Adverse Effect, and all such Environmental Permits are in full force and effect.

4.24.3	To the Sellers’ Best Knowledge, there are no pending environmental Legal Claims, disputes or investigations, nor any Commitment Terms executed with Environmental Authorities that might cause a Material Adverse Effect.

4.24.4	To the Sellers’ Best Knowledge, the Company has not given cause, or acted in a manner that may give cause to, environmental problems capable of causing a Material Adverse Effect.

4.24.5	To the Sellers’ Best Knowledge, the Company provides the Environmental Authorities with all information requested by such authorities and with all information that it is obliged to provide under the relevant Environmental Permit.

4.24.6	To the Sellers’ Best Knowledge, and except as provided in the Disclosure Schedules, the Company has not been given notice of any breach to Environmental Law, nor is aware of any breach to Environmental Law or received any written notice, administrative or court complaint, or any formal communication to the effect that the circumstances of the Company’s businesses breach the Environmental Law in a way to cause a Material Adverse Effect.

4.24.7	To the Sellers’ Best Knowledge, there is no asbestos present in the fabric of the buildings and properties owned or occupied by the Company which would require remedial action, the cost of which could reasonably be expected to represent a Material Adverse Effect.

4.25	Agreements

4.25.1	To the Sellers’ Best Knowledge, all agreements entered into by the Company, which are effective on the date hereof, have been entered into in the ordinary course of business and are valid, effective and enforceable.

4.25.2	To the Sellers’ Best Knowledge, the Company is not in default under any relevant obligation arising out of the agreements mentioned in Section 4.25.1 that may cause a Material Adverse Effect.

4.25.3	There are no guarantees granted by the Company in connection with obligations undertaken by SPQ and the directors appointed by SPQ. There are no guarantees granted by the Company in connection with obligations undertaken by Grujapão and the directors appointed by Grujapão.

4.25.4	To the Sellers’ Best Knowledge, the Company does not have any obligation or liability arising out of transactions entered into up to this date other than (i) liabilities set forth in the Financial Statements; or (ii) liabilities which have arisen since such date in the ordinary course of business.

4.25.5

To the Sellers’ Best Knowledge, with regard to agreements where any Third Party Consent is required by reason of this Agreement, the Company has satisfied reasonable requirements and has obtained all material Third Party

Consents necessary for completion of the transaction subject to this Agreement, if any.

4.26	Arrangements with Connected Persons

4.26.1	There is no Indebtedness, incurred out of the ordinary course of business, between the Company and (a) any of the Sellers; (b) the Sellers’ Group, or any of their current officers, directors or, to the Sellers’ Best Knowledge, managers; (c) to the Sellers’ Best Knowledge, any current Employee, officer or director of the Company. The persons and entities mentioned above jointly referred to as “Connected Persons”. For the avoidance of doubt any financing of Company personnel within a general and official Company benefit program shall be deemed as ordinary course of business.

4.26.2	To the Sellers’ Best Knowledge, the Company is not party to any agreement that grants to any Connected Person advantage of any nature that would not be granted, in the normal course of business, to third parties not related to the Company.

4.27	Insurance

4.27.1	To the Sellers’ Best Knowledge, Schedule 4.27.1 contains a list of all insurance policies entered into by the Company, which are all valid (until the dates indicated in Schedule 4.27.1) and fully applicable.

4.27.2	To the Sellers’ Best Knowledge, all premiums due have been paid and there are no outstanding disputes nor notices of any termination of any insurance policy.

4.28	Antitrust Matters

4.28.1	To the Sellers’ Best Knowledge, the Company has complied and currently complies with all antitrust laws and regulations in the jurisdictions where it is incorporated or has operations.

4.28.2	To the Sellers’ Best Knowledge, the Company is not a party to any agreement, arrangement or concerted practice or is carrying on any practice which in whole or in part contravenes or is invalidated by any antitrust, fair trading, or similar legislation in any jurisdiction where the Company has assets or carries on business or in respect of which any filing, registration or notification is required or is advisable pursuant to such legislation where such filing, registration or notification has not been made.

4.28.3	To the Sellers’ Best Knowledge, the Company has not taken any action which is considered as a dumping or a cartel practice.

4.29	Current Liabilities and Due Diligence

4.29.1	Schedule 4.29.1 lists certain contingencies and liabilities of the Company existing up to this date (“Current Liabilities”).

4.29.2	All the necessary documentation and information for purposes of evaluation of the Current Liabilities were made available in the data room prepared by the Sellers during the Due Diligence period.

Purchaser’s Representations and Warranties

4.30	Purchaser makes the following representations and warranties to SPQ and Grujapão subject to Sections 4.30.1 to 4.30.4.

4.30.1	The representations and warranties shall be true and accurate as of the Effective Date and are being made by Purchaser in good faith.

4.30.2	Subject to the terms hereof, Purchaser acknowledges that Sellers entered into this Agreement in reliance upon Purchaser’s representations and warranties contained in this Section 4.

4.30.3	This Section 4 contains the sole representations and warranties (whether express or implied, written or oral) made by Purchaser in connection with the transaction contemplated in this Agreement, and Sellers acknowledge and agree that in entering into this Agreement they have not relied on any representation or warranty (whether express or implied, written or oral) other than the representations and warranties set out in this Section 4 or, to the extent they have, the Sellers have no rights or remedies in relation thereto and shall make no claim in relation thereto or against the Purchaser.

4.30.4	Without prejudice to the foregoing provisions of this Section 4, Sellers acknowledge and agree that neither Purchaser nor its directors, officers, employees or agents makes, nor has previously made, any representation or warranty as to the accuracy or completeness of the forecasts, estimates, projections, statements of intent or statements of opinion provided to Sellers on or prior to the date of this Agreement.

4.31	Capacity, Lawfulness and Authority

4.31.1	Purchaser has the legal right, full capacity and power to enter into this Agreement, to carry on all transactions described herein and to perform all its obligations set forth herein, and the undersigned persons representing Purchaser are duly authorized and have full capacity to sign this Agreement.

4.31.2	Purchaser has obtained all approvals required from its corporate bodies and has taken any other actions required to authorize the execution and delivery of this Agreement, to carry on all transactions described herein and to perform all its obligations set forth herein. Except as otherwise provided herein, no other action is required to authorize the execution, delivery and performance of this Agreement by Purchaser.

4.32	No Breach; Consent

4.32.1	The execution of this Agreement and the performance by Purchaser of its obligations do not and will not:

(i)	breach any provision of the corporate and constitutional documents of Purchaser;

(ii)	conflict with or breach any law, rule, regulation, court or administrative decision or award;

(iii)	result in a breach of or constitute a default under or give rise to the termination of any instrument, arrangement or agreement entered into by Purchaser, either written or not; and

(iv)	require any consent, approval or authorization, prior or subsequent, from any individual or legal entity, court or governmental authority, except as otherwise provided in this Agreement.

4.32.2	With regard to situations where any Third Party Consent is required by reason of this Agreement, other than CADE, the Purchaser has satisfied reasonable requirements and has obtained all material Third Party Consents necessary for completion of the transaction subject to this Agreement, if any.

4.33	Binding Effect

This Agreement is validly executed and constitutes legal, valid and binding obligations of Purchaser, enforceable against Purchaser according to its terms.

4.34	Organization and Existence

Purchaser is a company duly incorporated, organized and validly existing under the applicable laws of incorporation, with full capacity and legal authority to conduct its businesses and to own and operate its assets.

5	Indemnification

5.1	Indemnity

5.1.1	Subject to the provisions set forth in this Agreement, Sellers undertake, on a several basis, to indemnify and hold Purchaser and the Company harmless from and against any Losses that may be incurred by the Company and/or the Purchaser as a result of any of the following events (each an “Indemnifiable Event”):

(a)	breach of any representation or warranty made or given by the Sellers under Section 4; and

(b)	any Liability.

5.1.2	In the event there is a breach of a representation or warranty given by one of the Sellers, the other Sellers shall not be held liable by the Purchaser or the Company for such breach.

5.1.3	Without prejudice to the provisions of Section 5.8, in case of an Indemnifiable Event:

(i)	as provided for in Section 5.1.1(a), other than a Legal Claim, the Purchaser or the Company may, at their discretion, notify the Sellers, in which case the Purchaser or the Company shall set a 60-Business Day deadline to enable the Sellers to remedy the breach, if the breach is capable of cure (the indemnification / cure period under this Section 5.1.3(i) shall be triggered upon the notification above); and

(ii)	as provided for in Section 5.1.1(b), other than a Legal Claim, the Purchaser and/or the Company and the Sellers shall negotiate in good faith how to address and remedy such Indemnifiable Event.

5.1.4	Purchaser shall deliver and cause the Company to deliver such information as the Sellers or their accountants, lawyers or professional advisors reasonably request for a proper assessment and remediation of the situation. If the situation is not capable of cure, Section 5.6.1 shall apply. If the Indemnifiable Event results in a Legal Claim Section 5.8 shall apply.

5.2	Conversely, and also subject to the provisions set forth in this Agreement, Purchaser shall indemnify and hold each of the Sellers harmless from and against any losses that may be incurred by Sellers as a result of the breach of any representation or warranty made by Purchaser in Section 4. The liability of Purchaser hereunder shall be governed, mutatis mutandis, by the provisions of this Section 5. For the avoidance of doubt, the term “losses” in this Section 5.2 shall mean 100% of the actual loss.

5.3	Subject to the provisions of this Agreement, each Seller shall indemnify and hold Purchaser harmless from and against any losses that may be incurred by Purchaser as a result of the breach of any representation or warranty made by the relevant Seller in respect, not to the Company, but to the Seller itself. For the avoidance of doubt, the term “losses” in this Section 5.3 shall mean 100% of the actual loss.

5.4	If, to the Purchaser’s Best Knowledge, the Purchaser is aware on the date hereof of any action, omission, fact or event which may cause an Indemnifiable Event, Sellers shall not be required to indemnify the Purchaser for any Losses related thereto.

5.5	Sellers’ shall not be liable for Losses arising out of actions taken by the Purchaser subsequently to the Effective Date, such as dismissal of personnel, if any. For the avoidance of doubt, the exception under this Section 5.5. encompasses liabilities, which may give rise to Losses, existing or occurring prior to the Effective Date, provided that such liabilities (i) are not the result of a breach of a representation and warranty under Section 4; and (ii) would not have arisen if not for the action of Purchaser.

5.6	Indemnity Payment

5.6.1	If, for any reason whatsoever, the Sellers are legally unable to remedy an Indemnifiable Event as per Section 5.1.3, Sellers shall hold the Purchaser and the Company harmless from and against the related Losses.

5.6.2	In such event, Sellers will have a term of 45 (forty five) days from written notice given by the Purchaser or the Company to the Sellers to indemnify the Purchaser and the Company.

5.7	Floor Trigger of Losses

5.7.1

Purchaser and the Company will only be held harmless or indemnified, as the case may be, for losses which corresponding amounts exceed, individually or in the aggregate, the amount of R$ 12.000.000,00 (twelve million Reais) (“Floor Trigger”). For the avoidance of doubt, the term

“losses” under this Section 5.7.1 and under Section 5.7.2 shall mean 100% of the actual losses.

5.7.2	For the avoidance of doubt, in case the individual or the aggregate amount of losses exceeds the Floor Trigger, the Losses will then be the full amount, not only the amount in excess of the Floor Trigger.

5.7.3	The liability of each of the Sellers under this Section 5 is limited to an amount equal to the portion of the Purchase Price received by the relevant Seller.

5.7.4	In the event Sellers do not comply with Sellers’ obligations to pay for any Loss, Sellers shall pay an additional amount equivalent to 10% (ten percent) over the relevant Loss plus monthly interest of 1% (one percent); and such Loss (with interest and penalty) shall further be subject to adjustment in the shortest periodicity allowed by law, pursuant to the variation of the IGPM (Índice Geral de Preços—Mercado), or, in the event the IGPM is legally extinguished, the index which has replaced it.

5.7.5	The obligations of the Parties under this Section 5 will be applicable to any Indemnifiable Event arising within 3 (three) years counted as from the date hereof.

5.8	Conduct of Third Party Legal Claims

5.8.1	In the event of a Legal Claim that may give rise to a Loss, the Purchaser shall give the relevant Seller(s), as applicable, notice pursuant to Section 8.1 (“Notice”) (it being understood that in no event such notification shall be given after 40% of the period available for the defense under applicable law has elapsed), together with all relevant documentation relating thereto. Failure by the Purchaser to provide the Notice within the time period mentioned above shall relieve the Sellers in full from the obligation to indemnify the Purchaser or the Company, as the case may be, with respect to such Legal Claim. For the avoidance of doubt the term “defense” does not include any request of information from governmental authorities demanding a response in up to five days (inclusive), in which case the Purchaser shall send copies of such request and respective response to the Sellers in up to 10 (ten) days.

5.8.2	If the Sellers do not give notice to the Purchaser accepting to undertake the defense within 3 (three) Business Days following receipt of the Notice (provided that in no event such notification shall be given with less than 40% of the period remaining available for the defense under applicable law) the Purchaser shall assume the defense (at the Purchaser’s expenses) of such Legal Claim through counsel of Purchaser’s own choice. If the Sellers take on the defense, Sellers shall (at their own expense) conduct the Legal Claim through counsel of their own choice, and the Purchaser shall cooperate in such defense, which cooperation shall include, to the extent reasonably requested by the Sellers, the granting of powers of attorney, the retention, and the provision to the Sellers of records and information relevant to such Legal Claim, and the making of Employees available to provide information and explanation of any materials provided hereunder.

5.8.3	If the Sellers assume the defense of a Legal Claim as provided for in Section 5.8.1, the Sellers shall previously seek authorization from Purchaser (which shall not be unreasonably denied) before agreeing to any settlement, compromise or discharge of the relevant Legal Claim.

5.8.4	If the Company and/or Purchaser undertake the defense of the Legal Claim, the Company and/or Purchaser shall conduct the Legal Claim at their own discretion. The Company and/or Purchaser shall previously seek authorization from Sellers (which shall not be unreasonably denied) before agreeing to any settlement, compromise or discharge of the relevant Legal Claim.

5.8.5	The Parties shall keep each other reasonably informed as to the stage of each Legal Claim falling under this Section 5. Attorney fees and court costs will be borne by the Party who is responsible for conducting the Legal Claim. Attorney fees (sucumbências) eventually granted by the court will revert to the benefit of the Party who conducted the Legal Claim.

5.8.6	In the event a guarantee (penhora or otherwise) is requested by the court or by the law, the Sellers shall each be responsible for providing a portion of the guarantee as follows: SPQ – 33.8897%; Sumitomo – 18.8727%; Itochu – 9.4362%.

5.9	Tax Arrangements / Amnesties

5.9.1	In case of an Indemnifiable Event arising out of any Tax which is overdue, the Company shall be entitled to enter into tax arrangements (such as the REFIS), and/or to adhere to any general tax amnesty program. Any payments to which the Company will be subject to under such tax arrangements or amnesties will be deemed a Loss, for which the Sellers shall be responsible for.

5.10	Double Claims and Tax Advantage

5.10.1	Purchaser and the Company considered together shall not be entitled to recover from Sellers under this Agreement more than once in respect of the same Loss.

5.10.2	In calculating the Losses there shall be taken into account the amount (if any) of any taxation for which Purchaser or the Company would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter giving rise to such Losses, provided that such tax advantage is not conditioned to any prior authorization from tax authorities.

5.11	Subsequent Recovery

5.11.1

If the Sellers pay an amount in discharge of any claim under this Agreement and either Purchaser or the Company subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a third party a sum which is referable to the subject matter of the claim and which would not otherwise have been received by Purchaser or the Company, the Sellers shall be immediately reimbursed as follows: Purchaser shall immediately pay, or shall procure that the Company immediately pays, to Sellers an amount equal to the amount previously paid by Sellers to Purchaser or the Company (to the extent such amount was recovered from the third party) less any reasonable costs and expenses incurred in obtaining such recovery and less any taxation attributable to the recovery.

5.12	Insurance Covered Losses

5.12.1	Indemnifiable Events which are covered by an insurance policy of the Company and which payment obligation the relevant insurance company agrees to undertake shall not be deemed to give rise to a Loss, provided the insurance company has formally and unconditionally agreed on the payment, and limited to the amount for which the insurance company has accepted accountability for, any amount in excess triggering a Loss.

5.12.2	Once payment by the insurance company is fully and unconditionally made the Sellers’ liability over the relevant Loss will cease to exist.

5.12.3	For the avoidance of doubt, if the Company and/or the Purchaser are required to pay any franquia to enjoy the benefit of an insurance cover, such amount will also be considered as triggering a Loss.

6	Administrative Council for Economic Defense—“CADE”

6.1	As required by the applicable Brazilian law, Purchaser and Sellers hereby agree that, within the term of 15 (fifteen) working days counted as from the date hereof, Purchaser shall submit the transaction contemplated herein to the approval of the Administrative Council of Economic Defense—CADE (“Approval”). The Sellers and the Company agree to fully cooperate with Purchaser, as it may be necessary, in both the preparation of the communication to CADE and the obtaining of the Approval.

6.2	Sellers and the Company undertake to timely provide Purchaser, CADE, SEAE and SDE, as the case may be, with all the information and/or documents that may be necessary to obtain the Approval.

6.3	Purchaser undertakes to keep Sellers and Company informed on the status of the process for the obtainment of the Approval and to provide them, when so requested, with copies of any communications sent to or received from CADE, SEAE and SDE.

6.4	Purchaser shall bear the totality of the costs and expenses involved in the process of obtaining the Approval, which includes the appointment of counsel to represent the Parties before CADE. Sellers shall have the right to appoint their own attorney to follow up the process for obtaining the Approval (at their own expense).

6.5

Notwithstanding the foregoing, the Parties agree that Sellers shall not bear any responsibility arising out of the consequences of any decision taken by CADE in regard to the purchase and sale of the Shares (including, without limitation, any order of divestiture imposed by CADE on Purchaser) and shall not be held responsible for any actions deriving therefrom. For avoidance of doubt, the Parties acknowledge that if CADE issues an order of divestiture or any other restriction related to the consummation of the transaction herein, the Purchaser shall, at its discretion, either perform the necessary acts to withdraw such restrictions or sell the Shares to any third party other than the Sellers, at its own expenses (it being understood that in no event the Sellers shall be required to unwind the transaction contemplated hereby nor shall it affect the payment of the Purchase Price, including, without limitation, the Deferred Consideration).

6.5.1	In the event of such a CADE order, as set forth in Section 6.5 above (i.e. an unwind or divestiture order), each of the Sellers shall grant to the Purchaser (or to a person or entity indicated by Purchaser) a broad, unconditional and irrevocable power of attorney allowing Purchaser (or its nominee) to sell the Shares (or any assets of Politeno), at Purchaser’s full discretion, and all monies and benefits agreed shall fully revert to Purchaser. Sellers further agree to grant all required authorizations, corporate or otherwise, allowing Purchaser to carry on the transaction above and to individually conduct the businesses of the Company while the CADE order is in force.

7	Specific Performance

7.1	The Parties agree that, in accordance with Articles 461, 461(A) and 466(B) of the Brazilian Civil Procedure Code, the specific performance of the obligations contemplated in this Agreement may be demanded, in accordance with Section 10, without prejudice to the reimbursement of losses and damages incurred by the demanding Party as a result of the non-fulfillment of such obligations.

8	Notices and Representation

8.1	All notices hereunder shall be made in writing and shall be delivered personally or by letter or facsimile with receipt of delivery at the addresses indicated below, to the attention of the persons indicated below, or as otherwise specified by the relevant Party or the Company to the other Parties by written notice.

(i)	If addressed to the SPQ:

Phone: (55 11) 3037-9055

Facsimile: (55 11) 3813-5563

Address: Av. Brigadeiro Faria Lima, 1355, 9th floor, São Paulo (SP), Brazil,

CEP 01452-919.

Attn.: President (Mr. David Feffer)

cc:

Phone: (55 11) 3037-9200

Facsimile: (55 11) 3813-5563

Address: Av. Brigadeiro Faria Lima, 1355, 9th floor, São Paulo (SP), Brazil,

CEP 01452-919.

Attn.: Officer (Mr. Fabio Eduardo de Pieri Spina)

(ii)	If addressed to Sumitomo:

Phone: +81-3-5543-5307

Facsimile: +81-3-5543-5911

Address: 27-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8260, Japan

Attn.: General Manager, Planning & Coordination Office, Petrochemical & Plastics Sector

cc:

Phone: (55 11) 3291-1000 F

acsimile: (55 11) 3291-1111

Address: Rua Libero Badaró, 293, 21st floor, São Paulo (SP), Brazil,

CEP 01009-907

Attn.: Ms. Maria Elisa Gualandi Verri

(iii)	If addressed to Itochu:

Phone:

Facsimile:

Address:

Attn.:

(The data above to be furnished by Itochu to the other Parties, through a letter, prior to the Effective Date)

cc:

Phone: (55 11) 3291-1000

Facsimile: (55 11) 3291-1111

Address: Rua Libero Badaró, 293, 21st floor, São Paulo (SP), Brazil,

CEP 01009-907

Attn.: Ms. Maria Elisa Gualandi Verri

(iv)	If addressed to Purchaser:

Phone: (55 11) 3443-9087

Facsimile: (55 11) 3023-0627

Address: Av. das Nações Unidas, 4777, 2nd floor, São Paulo (SP), Brazil,

CEP 05477-000

Attn.: Mr. Luiz de Mendonça

cc:

Phone: (55 11) 3443-9307

Facsimile: (55 11) 3023-0416

Address: Av. das Nações Unidas, 4777, 3rd floor, São Paulo (SP), Brazil,

CEP 05477-000

Attn.: Mr. Maurício Roberto Ferro

(v)	If addressed to Politeno:

Phone: (55 11) 3443-9087

Facsimile: (55 11) 3023-0627

Address: Av. das Nações Unidas, 4777, 2nd floor, São Paulo (SP), Brazil,

CEP 05477-000

Attn.: Mr. Luiz de Mendonça

cc:

Phone: (55 11) 3443-9415

Facsimile: (55 11) 3023-0416

Address: Av. das Nações Unidas, 4777, 3rd floor, São Paulo (SP), Brazil,

CEP 05477-000

Attn.: Ms. Marta Pacheco

8.1.1	All notices given in accordance with the preceding section shall be deemed as having been delivered on the date of receipt thereof by the addressee at the correct address if received during business hours (9 am until 6 pm of such date), except in case of notifications by letter with receipt of delivery or by facsimiles received after the closing of business hours, which shall be deemed as having been received on the immediately subsequent Business Day.

9	Expenses

9.1	Except as otherwise provided for herein, each of the Parties shall bear its own fees and expenses related to the negotiation and conclusion of the transaction contemplated in this Agreement and to its preparation, including fees of their respective financial advisors, attorneys, auditors and other consultants. Parties represent to each other that no brokerage fees are due to any broker and/or advisor other than Credit Suisse First Boston and Banco Itaú BBA S.A. as a result of this Agreement.

10	Governing Law and Jurisdiction

10.1	This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

10.2	The Parties shall endeavor to settle in good faith and meeting their mutual interests any dispute resulting from or relating to this Agreement or its default, provided that, in case no solution satisfactory to the Parties is found within 30 (thirty) days, such dispute shall be settled by and pursuant to the rules of the Arbitration Committee of the Brazilian-Canadian Chamber of Commerce (Centro de Arbitragem da Câmara de Comércio Brasil-Canadá), in the City of São Paulo, State of São Paulo.

10.3	Any decision laid down by the above mentioned Arbitration Committee shall be considered final and definitive by the Parties.

10.4	The refusal by any Party to enter into the relevant arbitration commitment and/or to submit to the decision contained in the arbitration award shall be considered a violation of the obligations undertaken herein by such Party, which will subject the defaulting Party to a fine equivalent to 20% (twenty percent) of the amount under dispute.

10.5	Notwithstanding the provisions of Sections 10.2 to 10.4, the Parties agree that they are allowed to seek remedy from the Brazilian Courts to obtain injunctions or the specific performance provided for in Articles 461, 461(A) and 466(B) of the Brazilian Civil Procedure Code.

10.5.1	The need to file any injunction or any other remedy as provided for in Section 10.5 before a court of law is not inconsistent with the election of an arbitration panel nor shall it represent a waiver as regards its enforcement and/or submission to it.

10.5.2	For the purposes of Section 10.5, the Courts of the City of São Paulo, State of São Paulo, are hereby elected.

11	Confidentiality

11.1	Each Party, for itself and for its connected persons and advisors (“Related Parties”), undertakes to keep this Agreement, its provisions and schedules, and all information and materials, whether written, oral, electronic or otherwise, obtained or received from the other Parties during the negotiation and performance of this Agreement, strictly confidential, except if:

(i)	a prior written consent to the disclosure is obtained from the Party who owns the confidential information;

(ii)	the relevant information is or becomes generally available to the public other than as a result of a breach of these confidentiality provisions through any disclosure or other action or omission by the Party or any of its Related Parties;

(iii)	the information is or becomes known or available to the Party or any of its Related Parties on a non-confidential basis from a source (other than the Party owning the information or any of its Related Parties) that, to the receiving Party’s best knowledge, after due inquiry, is not prohibited from disclosing such information as a consequence of an obligation owed to the Party owning the information or any of its Related Parties;

(iv)	the information was already lawfully known to the Party as of the date of its disclosure by the other Party or its Related Parties; or

(v)	the information is required to be disclosed under applicable laws or regulations, including rules of CADE, CVM and any applicable Stock Exchange, or by governmental order, decree or rule binding upon the relevant Party, provided that such Party consults with the Party owning the information before the disclosure.

11.2	The Parties further undertake, for themselves and their respective Related Parties, not to use any confidential information as provided for in Section 11.1 except for the purposes of this Agreement.

11.3	The confidentiality obligation set forth herein shall survive the termination of this Agreement for any reason whatsoever, remaining valid and in full force until 3 (three) years and 6 (six) months as from the date of execution of this Agreement.

11.4	Additionally to the provisions above, the Parties hereby recognize that they are also subject to the confidentiality obligations established by the regulations enacted by CVM as regards any and all information in connection with the transaction contemplated herein not being disclosed to third parties.

11.5	The Parties shall jointly agree in relation to the manner, content and timing of the disclosure of any fato relevante relating to this Agreement to the market.

12	General Provisions

12.1	The failure of any of the Parties, at any time, to enforce the provisions or conditions set forth herein or to perform any right set forth in this Agreement shall neither constitute a waiver thereof, nor affect the right of such Party to enforce or perform them in the future.

12.2	No amendment to any of the terms or conditions set forth in this Agreement shall be of any effect unless it is made in writing and signed by each of the Parties.

12.3	This Agreement cancels and supersedes any previous understanding among the Parties and between the Parties and the Company, whether oral or written, in connection with the subject matter contemplated herein.

12.4	The Parties may not assign or transfer any of their rights and obligations hereunder without the prior and express written consent of the other Parties.

12.5	This Agreement constitutes an irrevocable obligation of the Parties and shall be binding upon their respective successors and permitted assignees.

12.6	Except as otherwise provided herein, Sellers hereby grant, by themselves and on behalf of the Sellers Group, the most general, full and irrevocable release to the Company, Politeno Ltda. and Santeno, having nothing to claim from them, at any time and under any title, except for in connection with commercial and other transactions entered by in the ordinary course of business, with due regard to Sections 12.9 and 12.9.1.

12.7	If any provision contained in this Agreement is deemed invalid, illegal or unenforceable in any aspect, the validity, legality or enforceability of the other provisions contained herein shall not be affected or hindered in any way as a result of such fact. The Parties shall negotiate, in good faith, the replacement of the invalid, illegal or unenforceable provision for valid, legal and enforceable provisions the economic effect and other relevant implications of which are as close as possible to the economic effect and other relevant implications of the invalid, illegal or unenforceable provision.

12.8	The Shareholders’ Agreement shall automatically terminate upon the Effective Date. Parties as of the Effective Date automatically provide to each other the broadest, most complete, general, full, irrevocable and irreversible release in relation to the performance of the rights and obligations contemplated in the Shareholders’ Agreement.

12.9	The Sellers hereby agree that, as from the Effective Date, under the sole discretion of the Purchaser and the Company, any and all agreements entered into by and between any of the Company, Politeno Ltda. and Santeno with any of the Sellers or Suzano Petroquímica S.A. may be early terminated, without just cause, by the Company, Politeno Ltda. or Santeno (as the case may be); and no penalty, indemnification or any other amount will be due by any of the Company, Politeno Ltda., Santeno or the Purchaser, either to the Sellers or to Suzano Petroquímica S.A., as a result of such early termination. Nothing in this Agreement shall affect any agreements entered into by the Purchaser with Suzano Petroquímica S.A.

12.9.1	With respect to any agreement entered into by any of the Company, Politeno Ltda. and Santeno and any company of the Sellers’ Group, the Parties may negotiate in good faith the new terms and conditions of such agreements, as the case may be.

12.10	Unless previously authorized by Purchaser, Sellers will not induce, directly or indirectly, or try to induce any officer or employee of the Company or of any of its operational divisions, subsidiaries or affiliates, to terminate its employment relationship with the Company, and will not hire or try to hire any personnel or employee of the Company or of its operational divisions, subsidiaries or affiliates, for the period of 12 (twelve) months counted as from the date hereof. In case any personnel or employee of the Company or of any of its operational divisions, subsidiaries or affiliates is dismissed or, without any influence of Sellers, resigns from its position, the retention or hiring of such personnel or employee by Sellers will be allowed.

12.11	SPQ hereby declares that the loan agreement which has caused the Encumbrance over certain of the SPQ Shares has already been pre-paid to BNDES (Banco Nacional de Desenvolvimento Econômico e Social) and undertakes to release the Shares from the relevant Encumbrance before the Effective Date.

12.12	Each of the Parties will be responsible for any notice or communication required under the rules of any applicable Stock Exchange, local or foreign, government body or agency, including, but not limited to, CVM (for purposes of article 116-A of Law 6.404) and the US Securities and Exchange Commission.

12.13	For the purposes of this Agreement the burden of proof regarding the matters herein shall be applicable to the Parties pursuant to the law, and shall fall on the Party who is making the allegation.

12.14	All Disclosure Schedules hereof, after being duly initialed by the Parties, shall be an integral part of this Agreement. For purposes of this Section, SPQ appoints Ms. Daniela Mattos Sandoval Coli and/or Mr. Mauro Bardawil Penteado, and Purchaser appoints Ms. Marta Pacheco and/or Mr. Rodrigo Millar de Castro Guerra to initial the Disclosure Schedules.

12.15	All conversion of US dollars into Reais or of Reais into US dollars required by this Agreement shall be made based on the average purchase and sale commercial exchange rates of the business day immediately preceding the day in which the relevant obligation shall be fulfilled as published on SISBACEN system of the Central Bank of Brazil (PTAX 800).

12.16	This Agreement is being signed in the English language only and its Disclosure Schedules may be initialed in English or Portuguese. In case of controversies between any translation of this Agreement and the terms of this Agreement, the latter shall always prevail; and in case of controversies between any translation of the Disclosure Schedules and the Disclosure Schedules, the latter shall always prevail. With respect to controversies between the English and Portuguese versions of Schedule 3.1.2(ii), the Portuguese version shall prevail.

12.17	If there is a requirement for a translation of this Agreement and any of its Disclosure

Schedules into the Portuguese language, the Parties hereby agree that Mr. Manoel Vidal (sworn-in translator) shall be responsible for preparing such translation.

IN WITNESS WHEREOF, the Parties execute this Agreement in 5 (five) identical counterparts before the 2 (two) undersigned witnesses.

São Paulo, 4 April 2006

/s/ José Carlos Grubisich Filho /s/ Paul Elie Altit
P.	BRASKEM S.A.

Name: José Carlos Grubisich Filho
Position: Chief Executive Officer
Name: Paul Elie Altit
Position: Chief Financial Officer

/s/ José Ricardo Roriz Coelho /s/ Fábio Eduardo de Pieri Spina

P.	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

Name: José Ricardo Roriz Coelho
Position: Attorney-in-Fact
Name: Fábio Eduardo de Pieri Spina
Position: Attorney-in-Fact

/s/ Shinchiro Matsuo

P.	SUMITOMO CHEMICAL COMPANY, LIMITED

Name: Shinchiro Matsuo
Position: Attorney-in-Fact
Name:
Position:

/s/ Ken Arai

P.	ITOCHU CORPORATION

Name: Ken Arai
Position: Managing Director
Name:
Position:

Intervening Party:

/s/ Jamie Sartori /s/ Eurico Ribeiro
P.	POLITENO INDÚSTRIA E COMÉRCIO S.A.

Name: Jamie Sartori
Position: Chief Executive Officer
Name: Eurico Ribeiro
Position: Chief Financial Officer

Witnesses:

1		2
	Name:		Name:
	I.D.:		I.D.: